Exhibit 99.1

Special Note Regarding Forward-Looking Statements
The following transcript contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are therefore entitled to the protection of the safe harbor provisions of these laws. These forward-looking statements involve risks and uncertainties, and relate to future events or our future financial or operating performance. The forward looking statements include all statements other than statements of historical fact. These statements are only predictions. Actual events or results may differ materially from those contemplated by forward-looking statements for a variety of reasons, including among others:

•	changes in U.S. and global economic conditions and consumer spending;

•	any downturn in the U.S. housing industry;

•	world events;

•	the rate of growth of the Internet and online commerce, and the occurrence of any event that would discourage or prevent consumers from shopping or making payments online;

•	any failure to maintain our existing relationships or build new relationships with partners on acceptable terms;

•	any difficulties we may encounter maintaining optimal levels of product quality and selection or in attracting sufficient consumer interest in our product offerings;

•	any difficulties we may have with the quality or safety of the products we offer;

•	modifications we may make to our business model from time to time, including aspects relating to our product mix and the mix of direct/partner sourcing of the products we offer;

•	the mix of products purchased by our customers;

•	problems with cyber security or data breaches or Internet or other infrastructure or communications impairment problems or the costs of preventing or responding to any such problems;

•
problems with or affecting our credit card processors, including cyber-attacks, Internet or other infrastructure or communications impairment or other events that could interrupt the normal operation of the credit card processors or any difficulties we may have maintaining compliance with the rules of the credit card processors;

•
any problems we may encounter as a result of the anticipated implementation in the U.S of the EMV (Europay, MasterCard and Visa) standards for credit cards, which are scheduled to be implemented in the U.S. during 2015, including any problems that may result from any increase in online fraud as a result of the implementation or anticipated implementation of the EMV standards;

•
problems with or affecting the facility where substantially all of our computer and communications hardware is located or other problems that result in the unavailability of our Website or reduced performance of our transaction systems;

•	difficulties we may have in responding to technological changes;

•	problems with the large volume of fraudulent purchase orders we receive on a daily basis;

•	problems we may encounter as a result of the listing or sale of pirated, counterfeit or illegal items by third parties;

•	difficulties we may have financing our operations or our expansion with either internally generated funds or external sources of financing;

•
any environmental or other difficulties we may encounter relating to the real estate we recently purchased, the design and construction of an office campus on that property to serve as our corporate headquarters, our financing of a substantial portion of the costs of designing and constructing the office campus and headquarters or of the interest rate swaps we entered into in connection with the financing, of financing it after construction, or the transition from our current facilities to new facilities;

•
any difficulties we may encounter in connection with our Supplier Oasis Fulfillment Services and our efforts to provide multi-channel fulfillment services, our Farmers Market offerings, our insurance product offerings, our consumer finance offerings or other businesses or product or service offerings outside of our main shopping website offerings;

•	any difficulties we may encounter as a result of our reliance on third parties that we do not control for the performance of critical functions material to our business;

•	any difficulties we may encounter in connection with the rapid shift of ecommerce and online payments to mobile and multi-channel commerce and payments;

•
the extent to which we owe income or sales taxes or are required to collect sales taxes or report sales or to modify our business model in order to avoid being required to collect sales taxes or report sales;

•
any difficulties we may encounter as a consequence of accepting or holding bitcoins or other cryptocurrencies, whether as a result of regulatory, tax or other legal issues, technological issues, value fluctuations, lack of widespread adoption of bitcoins or other cryptocurrencies as an acceptable medium of exchange or otherwise;

•
competition, including competition from well-established competitors including Amazon.com, and from others including competitors with business models that may include delivery capabilities that we may be unable to match;

•	difficulties with the management of our growth and any periods in which we fail to grow in accordance with our plans;

•	fluctuations in our operating results;

•	difficulties we may encounter in connection with our efforts to expand internationally;

•	difficulties we may encounter in connection with our efforts to offer additional types of services to our customers, including insurance products and consumer financing;

•	difficulties we may encounter in connection with our efforts to create a decentralized facility for the trading of securities;

•
the outcomes of legal proceedings, investigations and claims, including the outcome of our appeal of the judgment against us in the Droplets matter or the judgment obtained by the District Attorneys of a number of California counties as described in this report;

•	our inability to optimize our warehouse operations;

•	risks of inventory management and seasonality;

•
the cost and availability of traditional and online advertising, the rapid changes in the online advertising business and the longer-term changes in the traditional advertising business, and the results of our various brand building and marketing campaigns; and

•	the other risks described in this report or in our other public filings.

In evaluating all forward-looking statements, you should specifically consider the risks outlined above and in our Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 7, 2015, and the risk factors contained in any Form 10-Q or other filing we make with the SEC after we file this transcript. These factors may cause our actual results to differ materially from those contemplated by any forward-looking statement contained in this transcript. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee or offer any assurance of future results, levels of activity, performance or achievements or other future events.

These forward-looking statements speak only as of the date of the earnings call transcribed in the following transcript and, except as required by law, we undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the time of the call or any changes in our expectations or any change in any events, conditions or circumstances on which any of our forward-looking statements are based.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
OSTK - Q2 2015 Overstock.com Inc. Earnings Call

EVENT DATE/TIME: AUGUST 06, 2015 / 08:30PM GMT

CORPORATE PARTICIPANTS
Stormy Simon Overstock.com, Inc. - President
Robert Hughes Overstock.com, Inc. - SVP Finance and Risk Management
Patrick Byrne Overstock.com, Inc. - CEO

CONFERENCE CALL PARTICIPANTS
Scott Tilghman B. Riley & Co. - Analyst
Mike ArnoldPrivate Investor

PRESENTATION

Operator

Good day ladies and gentlemen, and welcome to the Overstock.com, Inc., Quarter 2 2015 earnings conference call. (Operator Instructions.)

I would now like to introduce the host for today's conference, Stormy Simon, President of Overstock.com, Inc. You may begin your conference.

Stormy Simon - Overstock.com, Inc. - President

Thanks Teia. Good afternoon and welcome to our second-quarter 2015 earnings conference call. Joining me today are Dr. Patrick Byrne, our founder and CEO, and Rob Hughes, our Senior Vice President of Finance and Risk Management. Now I'm going to turn the call over to Rob, and he'll highlight some of our financial results.

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

Thank you Stormy. Before I cover the financial highlights, let me remind you that the following discussion and our responses to your questions reflect management's views as of today, August 6, 2015, and may include forward-looking statements. Actual results may differ materially. Additional information about factors that could potentially impact our financial results is included in the press release filed this afternoon and the Form 10-K we filed on March 12, 2015, and the Form 10-Q we filed April 29, 2015.

During this call we'll discuss certain non-GAAP financial measures. The slides accompanying this webcast and our filings with the SEC, each posted on our Investor Relations website, contain additional disclosures regarding these non-GAAP measures, including reconciliations of these measures to the most comparable GAAP measures. Please review the Safe Harbor statement on slide 2.

Turning to slide 3, Q2 2015 total net revenue was $388 million, a 17% increase from last year. Q2 2015 gross profit dollars increased 18%, to $73.7 million, and gross margin was 19%. Q2 2015 contribution was $45.6 million, a 17% increase from last year, and contribution margin was 11.7%.

Q2 2015 technology and G&A expenses combined increased 17%, to $43.5 million. Pre-tax income for Q2 2015 was $3.3 million, and net income was $1.7 million. Trailing 12-month operating cash flow for Q2 2015 was $62.3 million.

Patrick, with that, let me turn the call over to you.

Patrick Byrne - Overstock.com, Inc. - CEO

Thank you Rob. Thank you Stormy. I have more slides than is normal for a little bit over 30 slides, and so I'm going to run through these briskly, because I know most people read these in the transcripts anyway.

So to slide 4, revenue growth. As Rob said, we're back up, stabilized, in the mid-high teens. Happy with that -- well, comfortable with that. It's a good place to be; we think we can do better. Next slide.

Gross profit growth, same sort of story, 18%. And the next slide, the contribution growth at 17%. By the way, the similarity of those numbers for now, given our business model, generally means things are fairly tuned in, when those all reach equilibrium. Now, as we introduce other lines of business, that may not stay true. Next slide.

Slide 7, we're running a contribution margin of 11.7%. And versus Wayfair, we see ourselves as a contribution margin, the way we're looking at their numbers seems significantly better, although they have broken through positive territory; we're not. I remember. It's an exciting day. So congratulations.

Okay, slide 9. Tech and G&A, now you are seeing this growth here. And you're seeing growth here where we've always said look at us. We're looking at ourselves on annual basis on these kinds of questions and so forth. But in addition, you're starting to, if you read the news, you're seeing the kinds of innovations we're bringing to market, and we think that really represents, to me, the delta in growth over what we could manage it to if we were just trying to manage out from net income now. We're now happy to be in the position that we can be income net positive, net income positive and still funding the kinds of efforts we're funding.

Slide 10, quarterly pre-tax income, $3.3 million. As I said, until we're paying taxes in cash, and we recognized this very large NOL a few years ago, so to me, we manage our business only on the pre-tax net income. Also, because of certain operations we've entered into, our tax rate is going to look like it varies. Rob, would you like to explain that or let them dig it out of the footnotes?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

I'll be happy to make a comment there, yes. Some of the crypto initiatives that we're working on are in a subsidiary that we can't consolidate for tax purposes, so we're not yet recognizing the tax benefit on those expenses until we see the revenues come and the income come. So that's driving up our effective tax rate for the consolidated Overstock entity as a whole for the time being.

Patrick Byrne - Overstock.com, Inc. - CEO

Well said. Okay, so slide 10 shows where that is, $3.3 million for the quarter. Cash flow, operating cash flow, you'll see, has dropped since last year, $27 million to $17 million. Don't forget, we're building a large, new unified campus headquarters, and I will be discussing the economics of that shortly. But just remember that when you look at the cash flow, that's what's going on. Rob, would you like to add anything to that again?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

No, nothing to add. That covers it well.

Patrick Byrne - Overstock.com, Inc. - CEO

I'm sorry. I said operating cash flow. It went from $50 million to $62 million. The free cash flow, that's the difference in free cash flow.

Okay, next slide.

GAAP inventory turns. We've decided to consolidate this inventory turns of 50, GAAP basis, and GMROI of 1,159%.

Unique customers and cost per customer. We're up to $16.00 on display measuring and Panda, and we do have growth in new customers. Again, the type of customers we're getting are a different type than we've gotten in the past. They're changing. Slide 14, new customers again, 760,000 to 805,000, so reasonable growth there.

Customer orders and average size order. So here we've gone from 2,100 to 2,400. And the average size, $177 to $185. That's interesting. That's 4% per year. It's a little bit above inflation, reported inflation. There's some mix shift going on with our customers, we are shifting more towards the type of customers we like and who are profitable for us and who like us a lot and care about the kinds of products that we're especially good at bringing.

Slide 16, gross profit per transaction, up marginally from $29 to $30. Makes sense.

Corporate employees, some growth. Again, we can shut off this growth, and lots of growth in the expenses and have the business as you know it or as you knew it a year ago or six months ago, but we don't think that's the right way to operate, and we think it gives us a really nice edge, frankly, that we can stay here and grow profitable GAAP net income, profitable growth, while funding these kinds of initiatives.

New corporate campus. People have asked for a couple of quarters for more information about this new corporate campus. Let me tell you, setting aside the intangibles, I think it ends up saving us roughly $2 million to $3 million a year once we move in, which should be August of next year. So now I'm on slide 18.

We broke ground on Peace Coliseum in October of last year. Construction's well underway. We actually should be moving furniture in some time next summer and occupying by the end of August 2016. The total campus cost, since everybody wants to know about this, the total campus cost including the land, the buildings, parking, landscaping, equipment, furniture, everything -- is $90 million net of tax incentives of $10 million. The truth is, our numbers are coming out at $99 million for this campus, and the original design was $96 million, so we're coming in, and I've probably added a little bit of stuff. So we're coming in at $99 million with, really, $10 million of incentives and net present value and this and that, looks like roughly $90 million.

The financing terms, we have a $46 million real estate loan, fixed, as the swap we entered into at 4.6% interest rate for nine years. We are funding the first $38 million, that includes the $11 million we spent for the land, before we can start drawing this $46 million. So we should be hitting that in September or October of this year. So this drain on our cash flow, now you understand where some of it's going. But that drain should be closed by October, we should be through our $38 million and then just starting to get into their $46 million.

The debt service of $3.2 million on the loan is $3.2 million. And the net rent of everything that we're replacing by moving in here is $6.2 million. So actually, it looks like if we didn't do this, set aside the transition. What is the transition like? We'll model that separately. But when you get to steady state, and we've collapsed into this, and our data center has collapsed into this, don't forget we have an expensive data center downtown, we'll be avoiding $3 million worth of expense a year, once the transition is complete. And if we had stayed, we end up with a total of 210,000 of total office space, where we have now. And if we move, we have a total of 320,000 to 330,000, something like that. So we're getting 50-ish percent more space, and we're saving $3 million, and we're getting all the intangibles of having our Company not split down the middle and 15 miles apart.

So to me, I know I have had brought up to me various analogies of, "Oh, this is some crazy project." This is hard economics; this is a no-brainer. And I'll tell you I consulted with my friend in Omaha about this before we did it and said, "How do you analyze it, cost of capital and stuff?" Just think of the whole thing as if you had a loan for the entire thing, what that would cost you and what the interest rate would be and compare that, and you can get into all the other stuff as a hedge.

And if you look at it that way, this ends up saving us $3 million a year on the cash we have to put in. And you can look at it as the ROI on that cash in the conventional way. But I actually think that the true economic savings are much higher than that before you even get into intangibles, and actually before you get into the tangibles of economic savings derived by just people not having to physically drive back and forth and mistakes not being made and things like that, and getting people who work on the same project together in the same building. I think there's hard economic advantages as well as intangibles.

And we've got a $10 million working capital revolving loan. Rob, would you like to opine on this before I move on?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

No, I have nothing further to add.

Patrick Byrne - Overstock.com, Inc. - CEO

You, as CFO, as green eyeshade guy, as penny-pinching green eyeshade guy, how do you feel about this?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

I'm really pleased with how our team has managed the project and kept it very close to budget. And the progress so far, and we'll get to that in a moment, seeing some of the photos. The project's going really well. So I'm really pleased, overall.

Patrick Byrne - Overstock.com, Inc. - CEO

Stormy Simon, as uber-fisted as you are, what do you want to say about this?

Stormy Simon - Overstock.com, Inc. - President

I think it's something that had to happen. We're currently spread through three buildings. Our employees can spend an hour a day commuting back and forth. We need to be under one roof, so that kind of efficiency is there. To know that we're moving into a space where we can continue to grow, and we're doing it Overstock style. We've always pinched pennies. While this may look elaborate, and it is a fun design and it is going to be a great space to work in, we still pinched pennies to get there. The overall saving and efficiency of the organization, I can't even imagine. When I sign the expense statements of people driving back and forth, I know there's all these little other pennies that we're going to put in our pocket from it. So I'm happy the Company will be under one roof. It is needed.

Patrick Byrne - Overstock.com, Inc. - CEO

Yes, and just thank you. Look at the design in the lower right-hand corner of slide 8. I want to point out some of these other values. So getting everybody -- we have a $100 million payroll now. So we can look at hard economic savings. It looks like $3 million a year of just what we would pay in rent versus what we're going to pay in this place. $6.2 million versus $3.2 million and we have roughly 50% more space.

We have a $100 million payroll. So think of the friction costs of the kind of commute Stormy's talking about. If we pick up 2% or 3%, what's that worth? In addition, and this campus is really quite -- and props to the entire team that has worked through this, this is a peace sign from above. As you can see in the picture there on slide 18, it looks like a corporate glass-and-steel version of the Coliseum from the side. There in the hub of the peace sign is community dining hall. Over on the far right is the parking garage. And as people walk, there's greenhouses that they'll be walking by where we're growing food, organic food that is served there in the cafeteria, really healthy choices, exercise track around the place, healthcare facility, child daycare, that kind of stuff there.

So what does that do to our retention rate? We have a $100 million payroll. I don't want to tell you our -- I don't think we disclose. It's good; it's better than general corporate America. I think we can do better. But just any few points of savings there is worth an additional millions of dollars that, again, won't show up if you just compare rents.

In addition, so I'm going to click to slide 19. There's a few pictures of the building itself. It is this round and enormous concrete building. Slide 20, we just walked through this, benefits are 207,000 to 310,000 square feet, unifies central location in Salt Lake, which I want to show you, the data centers end up in one location, all these great amenities -- fitness studios, yoga studios, et cetera. It's a really cool place to work. There's housing, great housing nearby. We've already made announcements about this special type of glass we're using.

LEED gold certified. Salt Lake has a great LiteRail system track, and a spur runs right to the front door of this place, and there's nobody out there using it yet. But it's already there. There's a station there that tracks run right to the front door of this place. So it will be phenomenal. We'll be able to start drawing on people as far north and south of Salt Lake itself, probably 30 miles or more. Besides the LiteRail system, there's a very good Wasatch Front -- what's it called, Stormy? The FrontRunner?

Stormy Simon - Overstock.com, Inc. - President

That's right.

Patrick Byrne - Overstock.com, Inc. - CEO

So people would literally live 60 miles away and commute on a high-speed train to two LiteRail stops away from the front door of this place. So the talent pool we can draw from. There's a LiteRail that pops right out to the airport, a 15-minute trip, if that, to the airport on the LiteRail. So this has unbelievable advantages.

And if you go to slide 21, it shows you the physical layout. Where the current headquarters is, there at the southeast corner of 215, and our warehouse in the northwest part of Salt Lake, we call it Castle. And that's a 650,000-square-foot warehouse, of which about 100,000 is now taken up in an office setting. And Peace Coliseum is almost the midpoint, very easy for both to get to. The airport is out by Castle now, so it's just an unbelievable location. Intersections of I-15, it's within a mile or so of the intersection of I-15 and 215 around Salt Lake.

And again, you have the rail line, the tracks line, so the commuting to the place is great, and there's all these wonderful new apartments that have been built out there. So I think our employee satisfaction's going to be phenomenal. We're putting quite a bit into this. We wound up saving all the visible kinds of money that the green eyeshade guys believe in on the rent and the electricity and consolidating data centers and things like that. But to me, well, just to save $3 million on that, that ends the discussion. But to me, I look at the intangibles, and I think it's going to be, frankly, multiples, or at least as much as that $3 million.

So before I move on from slide 21, Stormy and Rob, would you like to say anything more?

Stormy Simon - Overstock.com, Inc. - President

Just one on slide 21 is we did have to open up another remote near our headquarters here. We have another small bit of office space where we have about 120 employees that isn't listed here, and I had mentioned we were in three locations. So I just wanted to make that clear.

Patrick Byrne - Overstock.com, Inc. - CEO

And I want to give you one more intangible benefit there on slide 21. That location -- well, go back to slide 18, we're in the lower right of the slide -- is the picture of this from above, the round peace sign. That is how it looks underneath the right wing on the final approach path for the traffic that lands northbound in Salt Lake. And by the way, that's the normal. Unless the winds are quite odd, that's the way that all the jets land. How many people a year visit Salt Lake and land at the airport? 22 million. Well, they may look out their right wingtip, those 22 million people; that's what they see below the edge of their right wingtip. And believe me, all these things factored into the decision.

So I know that there are various -- well, the normal knuckleheads are out there with these conjectures about what the economics of this is and everything. They're silly; they don't know anything. I'm most amazed when these people write these things. But on top of that, on top of all the economic benefits, I think the intangible, the economic benefits are a no-brainer, and then the intangibles are just unreal. And we get 50% more space for growth.

So I'll stop there and move on to these announcements we've been making in the last week. Stormy, does that sound right?

Stormy Simon - Overstock.com, Inc. - President

That sounds right. And maybe, just making clear that this is why we moved our conference call a week later.

Patrick Byrne - Overstock.com, Inc. - CEO

Right. We think what was such big news that we did on Friday, last Friday, and then the other big announcement was this Tuesday. We had such big news that if we did a conference call last week or the week before and people might have a legitimate reason to beef. And if they say, "Well, you had all that big news that you were keeping it just after the conference call," so we delayed things until after the conference call.

We made quite a few announcements about this crypto-initiative in the last week, and it seems to me that Wall Street, three months ago, has finally gotten the joke. Wall Street's a bunch of fin tech companies, frankly, financial technology. It's not Jimmy Stewart looking across the table at somebody, deciding if they can get a second mortgage. It's financial technology, mostly, and quants and such.

We do technology well; Silicon Valley does technology well; Jamie Dimon, the CEO of JPMorgan, did sort of a freak-out letter to shareholders three months ago, where he said Silicon Valley's come to eat our lunch, on Wall Street, our lunch, blah blah blah blah. And since then, it seems like every three days there's another announcement. Goldman Sachs is throwing $50 million into a crypto-initiative. UBS, Deutsche Bank, DTC, NASDAQ, et cetera -- all these institutions get how, since really the last time we've spoken, I think, or about the last time we've spoken, they get how disruptive this technology is.

Well, if you look back in May of 2014, I was onstage in Amsterdam. If you look it up on YouTube, Patrick Byrne, Amsterdam, talking about that intersection. And we've been working since then. And there's millions of dollars of cost that washed through our system to build what we've built. And we unveiled that to the world Tuesday night. And I think it's quite different than people were expecting. And I think if you're concerned about shareholder value, you should probably be looking up that event, which was streamed. Stormy, it was streamed live, and I know there's a recording of it somewhere. Do you know where?

Stormy Simon - Overstock.com, Inc. - President

I do not. Rob does.

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

I believe we have it on our Investor Relations website, among other places, and YouTube as well.

Patrick Byrne - Overstock.com, Inc. - CEO

Great. And we had a demonstration of it down in NASDAQ, which was very gracious to let us just demonstrate there. Slide 22. I'm giving you a very abbreviated version, really the highlight, seven slides or so of that talk.

When everything melted down in 2008, Alan Greenspan was asked to testify at Congress about what caused this. And the left jumped on the statement he said, saying, "Oh, Alan Greenspan, even he admits that capitalism doesn't work without regulations." More carefully, what he actually said was additional regulatory changes that the competitive market requires, and that is fraud, settlement, and securitization.

And this concept of settlement, I had to explain quickly. But the big message here, the big joke here, people were a year, a year and a half ago, all tied up with, "Well, how could Bitcoin be part of the stock market, and when you have buying stocks." It was all crazy. They didn't get it. It's not about Bitcoin at all. It's about the mechanism that's underneath Bitcoin. The mechanism that's underneath Bitcoin is an amazing invention. It will go down as one of the great inventions in human history. And that mechanism can be applied to many other things but money.

One of the things it can be applied to is settlement, the same settlement that Alan Greenspan's here telling the United States Congress. Oh, why did things melt down? Last month they melted down because of fraud, i.e., say, Bernie Madoff-type guys, securitization, i.e., collateralized debt obligations and mortgage-backed securities and settlement. There were problems in the settlement system. Alan Greenspan was testifying to Congress in October 2008. Those problems to which he's referring that were part of, quoting Dr. Greenspan here, part of that meltdown, that Chernobyl event of 2008, those problems can be addressed by using that technology that underlies Bitcoin. And that seems to be finally what people are getting in the last few months.

So these deep problems in our system that Greenspan's referring to can be fixed with crypto-technology, and fixed in a way that eliminates even the possibility of the kinds of mischief, or however one wants to characterize it, that Greenspan was referring to here in October 2008.

Again, a very quick version of this is if you think you own stock in America, you don't. All the stock is owned by a company called Cede & Company. And on Wall Street, there's a saying, "When on Wall Street, one never talks about politics, religion, or Cede & Company." But legally, the property rights of America and capitalism, it's all held in a company called Cede & Company. And this was all set up, I walked through the real history of this back in that conference call we just referred to that you can find online.

But this really all got set up in 1971, and there's the DTCC and Cede & Company, and what could happen is that the shares get turned into share entitlements, and share entitlements are what bounce around the system. And they're really just chains of contractual claims against a set of actual legal property rights. And my beef 10 years ago was, gee, those systems for settling those claims had much more sponge in them, much more rubber in them, than they ought. The rubber was put in there to create fall tolerance, and I can understand why a system needs fall tolerance. But some bad people figured out how to manipulate those loopholes, and it created systemic risk. That's the short version.

And going to the next slide, a number of the kinds of scandals one has read about over the years has the common denominator, fuzzy property rights. And it offends me, esthetically and philosophically. We've laughed our whole history at civilizations like the Soviet Union who try to run without property rights. But we've taken our property rights and done this hyper-financialization to them, that I believe the system loses track. Under some kinds of conditions, the system can lose track of the property rights, and they turn into a gray goo, and that's an enormous error for us to make as a society. And that's at the common denominator of a number of different scandals, a number of different issues. I think I just read the other day on the Zero Hedge, there's like 124 contractual claims on gold, for every ounce of gold, and all that kind of stuff when we get out. I think that that's a dangerous thing.

Oh, and besides just the latent derivative risk that can go off if people make a mistake, there's a vulnerability to our country. The FBI just arrested some Russian guy here in January who was evidently investigating how to crack the US system, the capital markets through ETFs. I've got another blog, probably shouldn't mention its name on an Overstock call, but if you look up Patrick Byrne Blog, you can find it and it's about these kinds of issues.

I think that my sense is the national security community and the regulators, from reading what I read in the press, people have figured out that this is the truth. It's a real economic vulnerability for our country. So the next slide.

The common denominator here, really, the original sin, so to speak, is net settlement. When you have net settlement, you have to shear property rights and turn them into these financial contractual claims. And on a good day, it doesn't make a difference. On a good day, everything tracks each other and such. But there's a concept in material science called shear strength. The shear strength is the point at which in a metal, the molecules stop flowing smoothly past each other and it shears. The same can happen in a marketplace. And I think this makes us a more fragile society. And it's also the original sin that opens the door to various kinds of mischief.

So we believe, moving to the next slide, that one can create a ledger, a cryptographic ledger, that just like the ledger underneath Bitcoin, which is called the block chain, but there are other commercial ledgers being developed, in which one could track money and share ownership. And one could augment or enhance or improve or replace, depending on how this all plays out, the plumbing at the center of the US capital market. And I think this is the original vision of NASDAQ, was a peer-to-peer electronic exchange, the world's first electronic exchange. You could have that, but without all the messiness of what we have now, which has these different dangers that I've been sensitive to for a decade or so.

We call this product -- the product we're launching is t0. It's a platform called t0. And t0.com, the motto of which is, "The trade is the settlement." Here's the big idea for people trying to unscramble what's at the core of why bring crypto to Wall Street, is in the United States, the trade and the settlement got divorced by these different systems. So there's some systems for the trade, i.e., the exchanges; there's another system for the settlement, the DTCC and Cede & Company. That can be reunited.

When the trade becomes -- when all you're doing is writing a ledger entry in a book, in a public ledger, cryptographically protected and so on and so forth, but a ledger, the act of writing, the entry, is both the trade and the settlement. Now, Congress has mandated, 1934 Securities Act, Amendment 17(A), which was amended sometime in the early 1970s, saying that Congress finds it's in the interest of the United States capital markets that the SEC provides for the prompt clearing and settlement of trades. You don't get any more prompt than making them identical. So we think the regulators should love this.

Moving to the next slide, these are the kinds of benefits that are reunited, reunitement of transaction and settlement. It can be just as transparent as the government wants it to be. They have trouble tracking trades when there's a flash crash and who did what and they're supposed to be able to call things on blue sheets, but they can't blue sheet these trades, and these trades are not traceable to law enforcement through the system. So, again, I would think that they would prefer that it's transparent to the degree that the world wants it to be transparent. We can make it as private or as opaque or transparent as the world wishes.

It reduces frictional costs, probably not to nothing, but we think at least 80%, maybe 90% of the friction costs get drained out of the system. It eliminates various forms of market-rigging activity. Don't have to expand on those, but various kinds of front-running and such cannot be done in our system. And naked short selling. Short selling at will is a different matter, but naked short selling, those kind of front-running and mischief that gets played on Wall Street that we can all read different books about can't be played within the system. Details to follow as we start exposing it in more detail to the world.

It's highly tested, and we have given one application to the SEC, back I think around April, it's a matter of public record, to trade a crypto-security. They've come back with questions. We gave another response. They came back with more questions. Last Friday we gave our third response, which details not just our crypto-security, but how this platform itself works, how t0 works. So it's in a filing, our S-3 that we filed and some amendments and addendum to that. It's all laid out in great detail in the S-3 amended that was filed last Friday.

Okay. And for the really good news, and this is the end, pre-borrow assured tokens. You folks may remember, we had a little fisticuffs with Wall Street regarding short selling and the loosy-goosiness involved with the stock locates that underlie short sell. I believe it's an extremely profitable part of the industry, and I think we can fix it. And how we're going to do that is long, beneficial owners are really given the runaround. I don't even have to refer to the court. You can go find your own court cases involving different institutions and how badly they ripped the face off of their own clients. And this is one of the areas they do it.

So beneficial owners, we have built a system so that they can give us the files of their positions and we tokenize them. And when we tokenize them, so somebody's $400,000 long in Lumber Liquidator, available to short, that turns into a series of tokens, the right to short sell 100 of those shares for tomorrow, for the next day, for the next day. So it all gets tokenized. Each night we run a reverse auction, like Bill Hambrecht runs, a reverse auction, and auction these tokens off. And we take the stock-owned business out of the shadows onto an exchange. We make it exchange-traded.

And what happens when you take a market that's in the shadows, where the buyer and seller have to go through an intermediary, and no one can see each other's prices? When you take that out of the shadows, what happens is significant, the margins compress, to say the least. So that's what we've built into this system.

We have been working, actually, throughout this I should mention, so you know that last Friday we issued a $5 million bond with First New York, very innovative folks. There's lots of things that can be done. It's really been interesting, developing this technology, finding these innovatively inclined people here and the people reaching out to us. And we've made another, I would say it was over-described in a newspaper, what I said Tuesday night. There is a far-sighted, innovative group of fellows at a bank that we are working with on just that type of proposition I described to you. Now, the press took that and called it a partnership and that we're trying to upend Wall Street, and that's not at all the truth. But we are collaborating with a bank in developing the systems that would support the activity I just described regarding the pre-borrow assured tokens.

And again, my hat's off to the innovative people at both places who got the light bulb on this a long time before the rest of folks in Wall Street. So that's the concise version of what we put out Tuesday night, the value of it, both as a trading platform and for something to make exchange-traded to stock loan business.

Slide 32, these are some of the innovations we've been working on and bringing to market to play. We've launched our channel loyalty operations. Our Club O Silver, we have introduced Club O Silver. We are migrating millions of people over to it as we speak, to our new Club O Silver program. Supplier Oasis got launched in May. We're signing up lots of people on that and filling up a warehouse, a nice demand for that. Farmer's Market, we're covering now about 45% of the US population, but filling inventory. And then all this Medici stuff.

So we think that while we could be eking out another $10 million, $15 million, to $20 million a year by not doing these kinds of innovations, we think that that's short-sighted. And being in the position we can both do it and have nice annual profits and now our fourteenth straight quarter of GAAP profitability, we think that's a good place to be in.

So I know that was a lot more information in this phone call than most, but I'm told that some people resent that I've under-informed them in the past. So we overdid it this time.

With that, I'll stop and we'll go to questions.
QUESTION AND ANSWER

Operator

(Operator Instructions.)

Stormy Simon - Overstock.com, Inc. - President

I have a couple questions that -- oh, I'm sorry, Teia.

Patrick Byrne - Overstock.com, Inc. - CEO

Oh, yes, Stormy, do you want to just ask some questions first? Because I know people have mailed in to you.

Stormy Simon - Overstock.com, Inc. - President

Yes, we got a couple of questions in. I think the easy one is we did receive some questions about Club O, our members, the percentage of Club O members that convert and things like that. Patrick, if you just want to talk about Club O in general.

Patrick Byrne - Overstock.com, Inc. - CEO

Yes, Club O is great. It's going beautifully. It's growing rapidly. But we don't want to give out exactly how to model it to people. But it's really quite a product platform. Amazon has done a nice job building a product platform, obviously, with Prime and with more with their website, and I see somebody's asked about Amazon Dash and stuff. So that's at the website. But they still are very good, thinking of their engagement as a product platform on which to drop in things.

We love Club O, and we've introduced this Club O Silver that, like I say, we're migrating and by the end of this month, we should have millions more, you know, eight-digit people into Club O Silver. We love Club O, and I think that there's more levels. I think we can maybe talk about introducing a higher level as well with additional benefits.

Other than that, and it's growing extremely rapidly. Don't have plans to introduce Amazon Dash. We're not going to reveal how many people convert. Then they have a question on Amazon's Prime Day event. Some articles I saw suggested it wasn't so well received, but I'm not going to comment any more than that. It's not a bad idea though. Stormy came up with this idea about Overstock Oktoberfest some years ago, when we make October an Overstock Black Friday. But Stormy, do you want to say anything else about that?

Stormy Simon - Overstock.com, Inc. - President

Sure. Just in regards to the Prime Day event, and the question was would we consider doing something similar, and especially with our Club O members, and the answer is I think we do those type of events every day. However, to Patrick's point, in October we do celebrate the entire month with Overstocktober. It's been an annual event that we've had for at least five years. And at that time we run really steep discounts, steeper than before. It's like another Black Friday, but it lasts about three weeks.

We tend to do events every day. I think that we differ from Amazon greatly there.

Patrick Byrne - Overstock.com, Inc. - CEO

Yes, well, I think that's a good way to put it. And any of these other questions, would you like to ask aloud and I'll address?

Stormy Simon - Overstock.com, Inc. - President

Well, just in regards to the Dash button, that's a function that's happening offline, and we are expanding our assortment. For instance, I now buy my laundry detergent on Overstock and paper towels. So we've expanded our assortment where the Amazon Dash button, it does make sense for Overstock, and we are building a subscription model in conjunction with our Farmer's Market. So we'll be progressing our technology, maybe not exactly as, but we'll continue to do it the Overstock way while expanding assortment, which I think is very key.

Another question that we have, Patrick, is this. On a previous call, you mentioned that you're open to an MBO. For those of us who stayed with us with formative years, rather than being paid a premium, would you instead be allowed to continue to participate in what I believe to be bamboo-like growth?

Patrick Byrne - Overstock.com, Inc. - CEO

Okay. Well, thank you. Now that this is on the table, I have been under hugely conflicting moral duties, it seemed to me about this. Gosh, you didn't think that when this thing was at $5.00, I was drooling over putting together a group of people who didn't have that many millions of shares to buy to buy this out. I absolutely didn't do it, because for just the reason you, the shareholders, describe in here. It didn't seem right. There are people who stuck to us though all kinds of tough years, and when we were really in a battle for our lives at various large institutions. And it just didn't seem like I'd be hurting a bunch of -- I think of myself as working for 6,000 little old ladies whom I'll never know. I know that myself and another organization speak for a lot of stock, but that doesn't really enter the equation. And I always felt it would be wrong to do a management buyout. While two people buy something that I thought was at a screaming price, force it to happen, a forced transaction from a bunch of people who had stuck with me.

So having said that, I think that if we leave too many people in the deal, frankly, then it's no longer a buyout, is it? So how do you balance that? And in addition, I don't think it's right until we have some news on the suit. I don't think there's anything wrong with me saying I was at a case management conference yesterday, that we do believe our suit with, now, Bank of America only, is going forward. I believe, early next year, it will be in a courtroom.

And I think that we've, the valuation is too weird until we get through that. So I don't think I'd be right. And the truth is, now that everything is exposed, it would have been wrong of me six months ago, working on this kind of technology, to try to buy from the public without them knowing. But now the general direction of our fintech efforts has been exposed, I think there'd be nothing ethically wrong with letting the market get its mind around it and put its value on things. Nothing ethically wrong with doing it, now that I don't think that there's any major secret of the direction we're going with that fintech and the opportunities there. But still, I think I'd be more inclined to get through this lawsuit.

And on that front, I'll mention -- and this is very important. Somebody asked this question, "What gives with Goldman Sachs? You once said that settling with them would be like negotiating with Hitler." Oh, I see what you're saying. You're saying why do you have such a -- well, in the sense of it's a categorical mistake to think, for me, that there's a number. And you're going to understand why in a matter of weeks. I believe, at the end of this month, the case, the documents, are actually going to be delivered.

And as people may or may not know, our case against Goldman Sachs and Merrill Lynch, there was a parallel, or I guess an orthogonal case filed by some (inaudible) journalists at New York Times, Rolling Stone, the Economist, and Bloomberg. And they have fought for years. They have a joint case to get this stuff unsealed. And the California Supreme Court made a ruling earlier this year, and they said, we find, and I forget their language, but they basically said although Goldman Sachs looked like they took part in this scheme, the way they took part and such, it's in a way that we would only have jurisdiction over them in New Jersey, I think New Jersey or Chicago. So the California Supreme Court said we could no longer go forward in California.

However, they did give a ruling that it should all be unsealed. So I can't go into the hobbling between us and Goldman. I did disclose in a press release we filed on the last possible day, a RICO action against Goldman in New Jersey. And that's a matter of the public record and it was in the press release that we put out. And in any case, things worked out immediately after that, more of which I will not say, other than I can say, as I believe, my understanding is as of yesterday, there was a case management conference, which established that the documents will all be unsealed.

And at the end of the day, what I think really has to happen, and I'm just being front and center, I think Uncle Sam needs 12 citizens to sit and look at these guys in a jury box. I think it's going to be a cathartic moment for America. I'm sorry that we're the vehicle of that, but we can settle and such.

But you will understand better when at the end, you shareholders will understand why, at the end of this month, I've taken the line I have with Goldman Sachs, more of which I will not say. But the documents will be in the hands at the end of this month, I believe, of the Rolling Stone, the Economist, Bloomberg, and The New York Times. And then you can read and then you will understand, perhaps, why I say as a matter of principle, we've got to get this story into court and 12 citizens going though to look at these characters and say what they think of them.

So that's it, and I took the Goldman case as far as I could, until the California Supreme Court said the truth is, if we had pursued it in New Jersey, we would have to have done so in a way that would have undermined the main case in San Francisco, or it could have. It raised the possibility of it. And that was the tradeoff I had to make, to get somebody into court in San Francisco.

Okay, when will we ever pay a dividend? I suspect that we're more of a stock buyback kind of company than a dividend. It's just from a tax efficiency point of view, in general, I would prefer to buy stock back than pay dividends.

What is the value proposition for continuing as a shareholder? Value proposition, I generally think of as something concerning a consumer good or goods that you purchase. In the case of a stock, I would say, well, how you should be valuing is based on your expectations of the future cash flow of the business, discounted to the present value, at an appropriate right. Make your own estimates.

Why spin off Medici? Why not keep it in-house? And a spin-off would be on the new exchange. Stormy, do want to add anything back on the previous question or any of the previous ones I've hit?

Stormy Simon - Overstock.com, Inc. - President

No, you're fine.

Patrick Byrne - Overstock.com, Inc. - CEO

Okay. Spin off Medici? I'm actually thinking we're not going to spin it off. I've decided that people, in the first -- I'm not going to disclose who and whom we met with and the kinds of things that are being told to us about the value of this, and I just heard a new number today. And people ask what are we going to do with Series A? And I mean, with all respect, I'm not trying to embarrass anybody or say any names or anything. I've been delaying for about six weeks. I've been vamping until ray, as the old-timers may remember the expression, and not getting an answer, and trying to decide my own answer to this question. And I guess my own answer is, whoever asked this question -- who asked this question, Stormy? Do you want to say?

Stormy Simon - Overstock.com, Inc. - President

It's a last name that I cannot pronounce, but the first name is Rick.

Patrick Byrne - Overstock.com, Inc. - CEO

Oh, Rick Turczeniuk, shareholder since 2003. Why spin it off? You know, I think you're right. People have been asking for six weeks or more, when are you going to do a Series A and package this up and sell it to the public or whatever? And I think the answer is, no immediate plans. That's my answer. I've been waiting two months to figure out what my answer is. My answer is, you don't have to wait. Nine-thirty tomorrow morning, go buy it, OSTK. That's how people can invest in this technology.

Stormy Simon - Overstock.com, Inc. - President

Great. I think there's a couple of people in the queue.

Patrick Byrne - Overstock.com, Inc. - CEO

Okay.

Operator

Scott Tilghman, B. Riley.

Scott Tilghman - B. Riley & Co. - Analyst

I have a few questions. First off, the direct channel seemed to grow this quarter after not really having much growth over the last few quarters. Anything different going on there?

Stormy Simon - Overstock.com, Inc. - President

And by direct channel?

Scott Tilghman - B. Riley & Co. - Analyst

Your direct segment.

Stormy Simon - Overstock.com, Inc. - President

Got it.

Patrick Byrne - Overstock.com, Inc. - CEO

Stormy, while we have it, do you want to take that?

Stormy Simon - Overstock.com, Inc. - President

Well, and we have to explain something. So Patrick is not on location, so if there's any awkward pauses, it's because we're in different states right now, so I apologize.

Patrick Byrne - Overstock.com, Inc. - CEO

Sorry, I should have said that upfront. Do you want to take that? We've done some bigger liquidation buys, but what else do you want to say?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

Yes, it grew a little in the quarter versus for the six months on the revenue side, it shrank. But it's still in that 9 to 10 percentage range of our revenues. Yes, I think we've done some liquidation buys, but other than that, I don't see anything fundamental that's really different in that business right now.

Stormy Simon - Overstock.com, Inc. - President

We did have some of the -- some of it got stuck at port. Wasn't that this quarter, where --?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

Yes, the port delays did hurt that business a bit, and have now sprung back.

Stormy Simon - Overstock.com, Inc. - President

But outside of that, I think we're okay.

Scott Tilghman - B. Riley & Co. - Analyst

That's helpful. Second, with respect to the headquarters, and thanks for providing all that detail, what are you thinking CapEx will look like this year?

Patrick Byrne - Overstock.com, Inc. - CEO

Including (inaudible)?

Scott Tilghman - B. Riley & Co. - Analyst

Yes.

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

Well, Scott, if you saw the numbers in the slides there and in our 10-Q, we've explained we've got to put our equity, so to speak, in first. We've got another $14 million to $15 million we put in, and then we can draw on the loan, so with the balance of this year and into next year. And eventually, again, we'll get to that total $99-ish million that Patrick mentioned between us and the bank.

Scott Tilghman - B. Riley & Co. - Analyst

Yes, I wasn't sure how much of that $38 million had already been funded.

Patrick Byrne - Overstock.com, Inc. - CEO

About $21 million or $23 million or something.

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

Yes, $23-ish million.

Scott Tilghman - B. Riley & Co. - Analyst

Third, you mentioned China quickly in passing, but I'm curious with what your early read there is.

Stormy Simon - Overstock.com, Inc. - President

Sure, I'll take this one. It's a very low-key launch in China. We're very excited to be there. We opened up some space. We're selling our product there through a marketplace, JD.com, and we plan to expand it. But we're really just putting our toe in the water and making sure we don't do anything large and drastic too quickly. So right now, we're learning a lot. We've gotten some orders. We've started a following there, a social following. But it's too early for us to say we've played our hand or done a large move. We're really just in a learning mode right now. But we're there.

Patrick Byrne - Overstock.com, Inc. - CEO

We're being careful, and we didn't go in here in some way that takes $10 million of capital. We kept the amount of capital under $1 million, being very careful. We're being patient. Just like they can be, we can be. We're being very patient about this. And we want to get this right without making big mistakes.

Stormy Simon - Overstock.com, Inc. - President

That's right.

Scott Tilghman - B. Riley & Co. - Analyst

Do you plan to launch a Club O type offering there as well?

Stormy Simon - Overstock.com, Inc. - President

We would like to, we really would. We would love a global loyalty program, and that's something that we're exploring internally.

Scott Tilghman - B. Riley & Co. - Analyst

Okay. I know you called out the $1 million contract exit, or sponsorship exit, in the quarter. As you look through the balance of the year and knowing the BofA case may start early next year, any thoughts around non-operational expenses that may be hitting in 3Q or 4Q?

Patrick Byrne - Overstock.com, Inc. - CEO

By non-operational, you mean associated with the lawsuit?

Scott Tilghman - B. Riley & Co. - Analyst

Yes, legal.

Patrick Byrne - Overstock.com, Inc. - CEO

I think that you can expect a mild ramp in legal of $1 million or $2 million a quarter. Would you, Stormy and Rob, is that your thought?

Robert Hughes - Overstock.com, Inc. - SVP Finance and Risk Management

Yes, and I think we probably should comment that we also have as part of the Medici initiatives, we have a lot of lawyers engaged there in helping us get through the regulatory process and so forth. And those costs have been ramping up as we work on that S-3 and other activities on that front.

Patrick Byrne - Overstock.com, Inc. - CEO

Those costs have been huge. Those costs have been multimillion-dollar costs of which I'd like to shout out Bracewell has done a fantastic job as the team quarterback on the legal side. Perkins Coie has done the work associated with the S-3 and the intellectual property around all of this stuff, so Perkins Coie has been great. And Jones Day, right here in New York, where I'm sitting now, they've been a terrific partner. They've been handling the legal work associated with the ATS and the actual crypto aspect of this as well. Bracewell has acted as our outside counsel in the past few years. So we've got a terrific legal team, but boy, they're expensive. And this is the burp of expense through the system, building not only the technology, but getting holy water sprinkled on it from the regulators.

Scott Tilghman - B. Riley & Co. - Analyst

Any sense as to how long that persists?

Patrick Byrne - Overstock.com, Inc. - CEO

I would think it's persisting through this quarter, through Q3, as is. And if everything goes as planned, I would expect a drop-off after that.

Scott Tilghman - B. Riley & Co. - Analyst

And then the last one for me for now. As you look at Medici and t0, what ultimately is the revenue plan? Is it a selling of technology? Is it a licensing? Or is it some sort of fee-based system?

Patrick Byrne - Overstock.com, Inc. - CEO

Well, there's an incredible number of businesses that can spring off this, an incredible number of businesses. So let me just take, for example, look at the venture capital world. VCs invest in companies, and part of their risk profile is they put money in and it takes them eight years or 12 years or whatever to get liquidity, on average. I don't know what the number is. Those Series A's and B's and such can be tokenized and traded on this exchange. I know there have been a couple of companies that have tried this. But this has a lot of advantages, this crypto-exchange, we call it, including that it's built on top of the national market system.

We could create a private market for venture capitalists or qualified institutional investors, limited in whatever kinds of ways they wanted among themselves, and all kinds of investments that have been made and will be made in Silicon Valley. There's whole enterprises that are out there trying to do that. This is all latent, essentially, for free now in our technology. And it harnesses, because this was built within the national market system. It harnesses the connectivity that's already there. This is all FIX compliant, what we've built. The Internet's http to each other, to itself, the financial system speaks FIX. This was all built within FIX-compliant standards. That's just one of the businesses.

We can have an exchange where people are launching new stocks, just like we have filed to do with the SEC. We can be an exchange, or the pre-borrow business looks healthy. Other people, since we made the announcement Tuesday night, they can't believe the phone calls and the people who have ideas and want to do things with us that plug into this. It could be transactional, could be, on the pre-borrow basic deal is we're taking 20% and the beneficial owners take 80%. And we think we can collapse the market so much on the exchange, that it's going to save the short-selling hedge fund, a ton of money. My old friend at the short-selling hedge fund will save a ton of money. They're not going to have their faces ripped off, and the long, the beneficial owner, they aren't going to have their faces ripped by their friends at the prime brokerages. So that model is a 20% cut. But believe me, I've given you just a few of the businesses that can grow out of what we have built.

And in addition, what I'd really love to do, my first choice would be Wall Street would get that I'm not the enemy. I think that this would make a lot of people happy on Wall Street, and it could eliminate a lot of things. I would license it to Wall Street.

And there's all kinds of people, very important people, who have reached out to me this quarter to talk about how the ways that we could work together. Now, I've been trying to signal them as nicely as I could this quarter. I think they expect me to come through the front door with an axe. As far as I'm concerned, the past is the past is the past is the past for them. We've got this technology. We're hearing from international players who want it. This is going to happen. They're not going to, by stopping us or trying to cold-shoulder us, they're not going to stop this. There's international players who want this, there's domestic players, there's international governments who are very interested in this and this being brought to their country. So we have it.

I'd rather see it developed here in the United States. I'm not going to accept that we won't develop it. I'll move to a different country to develop this, because this solves all those things. I can't imagine the regulators trying to stop this, because that would be, in my mind, you all understand what I would think would be the motive for such a decision? And there are other countries who want this developed within their domains. I'd rather see it developed in the United States.

My first choice is to license it to Wall Street. And I'd love to hear. I feel like I've been rude, frankly, in the last six weeks or eight weeks, the number of people on Wall Street and organizations who have reached out to me, and I'm being kind of rude. I have been for about three months in the sense of giving a cold shoulder or finding excuses not to meet and such, because I didn't want to meet with anybody until we had this.

I really didn't want to meet with anybody, because the conversation couldn't mean anything. It would be a bunch of deflection and oblique stuff until we had this exposed. And I've actually been trying to decide what's the right corporate structure. Should we be spinning this off, et cetera? But I think that the answer is no, that I think that this should just be a division within Overstock and finally having been not taking phone calls, or minimizing the number of those conversations to have because I felt I was being somewhat disingenuous not to. Now I'm ready to have the conversations that people have been asking for for the last couple of months, and that's what matters.

And my first choice to close out would be fee income. Sure would be royalty income to just license this to people. But I've got to tip my hat, again, to a couple of organizations. One I mentioned Tuesday night and one I think I mentioned earlier in this phone call -- oh no, and then we put the press release out on Friday that we're very innovative and far-sighted and they got, before Jamie Dimon wrote the letter to the world, and they got how disruptive this technology is, and they're not sitting on their haunches. They want to be part of it.

And so we don't have any partners, let me clear that up. There's no partners, there's no formal agreements. But there are innovative people. I mean, as the people reach out to us who want to be involved in this, what we're looking for are the people who really want to innovate and use this, not the people who are trying to figure out how to stop it, ultimately.

And actually, even within the prime broker, well, even within the large banks, there are large banks who get, you know, they'd rather be part of this than stop it. So anyway, I'll stop there.

Scott Tilghman - B. Riley & Co. - Analyst

It's a shame you're not more passionate about it.

Patrick Byrne - Overstock.com, Inc. - CEO

Yes. (Laughter)

Scott Tilghman - B. Riley & Co. - Analyst

I'll jump out of queue and turn it over to the next person. Thank you.

Operator

Mike Arnold, private investor.

Mike Arnold Private Investor

Hey, Patrick, Stormy, congrats on a nice quarter. I have a couple of questions, but I guess I just wanted to say I really appreciate the candor and the straightforwardness on these calls. I feel like I learn something new every time I listen, so appreciate that. Thanks.

First question, I'm really excited about the t0 platform, as you guys are. And talked about ICBC using the platform and maybe five international banks are lined up behind them. I'm just curious; is there any way to quantify how big the opportunity is? And then when I start to think about the business in general, is it like a SaaS business, where we could see 80% to 90% gross margins?

Patrick Byrne - Overstock.com, Inc. - CEO

Let me clear something up, because if you go back and look, there are a number of people willing to do this. I don't want to say the name of the bank again on this phone call. But there are a number of banks that have been willing to do this. We sort of chose the one we'd like to align with for now, and we'd like to see how far they're willing to go at times.

So I don't mean to say we're going to be integrating. We don't have any legal partnership with anybody. But we have a collaborative relationship developing. And there's a number of people for us to choose from. But we're collaborating what we say we would want. And I find it is extraordinarily innovative that there are them and so many people at the bank, at the group that bought our bond, willing to go out on a limb and do this. Because I tell you, when we did the Hambrecht Dutch auction 12 or 13 years ago, people told me, literally, people at big prime brokers told me, "If you go through with Hambrecht, you will be a pariah for life on Wall Street." That's a direct quote. And you see how that worked out.

And so I find it terrific that there are people willing to reach across the aisle and work with us on this. Other than that, I don't want to characterize these as partnerships, and I see somebody wrote a headline about, "Major Asian banks working with Overstock to turn over Wall Street." That's not what I said, and go back and look at the transcript. That was a huge push by the guy who wrote that article on that and what I said.

So we think the opportunity is redonkulous. It's the only financial term I can think of. I think that a very significant fraction of the prime brokerage revenue derives from this industry, the industry of securities lending. And I think that's because it's an opaque market, and I think that crypto lets us solve that opacity. But even to get into the numbers, if we can make this market, the numbers are so ridiculous it doesn't even make any point in estimating it.

Mike Arnold Private Investor

Okay, understood. I'm curious. Could it also come down to the retail level, so if I held 10,000 shares of Overstock, for example, and I wanted to issue some PATs against those, or you guys focus more on institutions?

Patrick Byrne - Overstock.com, Inc. - CEO

You're reading my email, my boy. Well, we think the same way. This can be brought to the retail level. This can make a liquid-efficient market in security lending.

Mike Arnold Private Investor

Okay, great.

Patrick Byrne - Overstock.com, Inc. - CEO

We're thinking down all those paths.

Mike Arnold Private Investor

Awesome. All right, well, I'll jump off. Just really interested in that. And I'll just say I've been down to visit you guys a couple of times, and if people have questions about the locations and things like that, I think it makes a lot of sense to combine everyone at the headquarters. Because I think now, aren't the SOFS folks and customer service folks at the Castle and everyone else is at the headquarters? If your friend in Omaha validated for the plan, then I'll take that as a pretty good vote of confidence.

Patrick Byrne - Overstock.com, Inc. - CEO

Well, thank you, Mike. I didn't say that. Let me be clear. He doesn't validate things for me. He just tells me how to think about things, and I go validate the plan. And he told me from a financial point of view how he thought the right way to think of this was, and I followed that way. And even if you follow a more conventional way, it's a healthy return on capital with a real intangible kicker.

Mike Arnold Private Investor

Got you.

Patrick Byrne - Overstock.com, Inc. - CEO

Yes, and did you see the new location? I remember you came by and visited Overstock.

Mike Arnold Private Investor

I didn't, actually, last time, but if I ever swing back down, I'll take a look.

Patrick Byrne - Overstock.com, Inc. - CEO

Well, people are welcome to go. It's out there, it's the (inaudible). It's out there being built. I think it should be closed in for winter. Okay, thank you Michael.

Stormy Simon - Overstock.com, Inc. - President

Thanks so much, Mike, and you were exactly right on how our organization was split, and we appreciate your visit and your questions. Thank you.

Operator

Thank you. And we are currently out of time, so I'd like to turn the call back over to Stormy Simon.

Stormy Simon - Overstock.com, Inc. - President

Well, thank you so much, Teia. Thank you for all the questions and we appreciate your support, shareholders. And Patrick, I'll send it to you for any final thoughts.

Patrick Byrne - Overstock.com, Inc. - CEO

No, thank you for your long patience, and I hope you understand how cryptic we've been in various ways for the last year to year and a half. I really didn't think people would want to hear the details of the building. I'm kind of surprised to think anybody would think that regarding waste a bunch of money on just a big vanity project and that it wouldn't pencil out and that it wouldn't be, from just pure economics, a great deal. That's how we've built the Company, on a shoestring compared with lots of our competitors.

And I know that we've taken double-digit millions of dollars out of the system over the years, funding various innovations. And I hope you see now the scale on which we're thinking. And we think that this is a great use of shareholder money, right on the front, leading edge of a bunch of different kinds of technology. And we see this as a smart way to monetize that.

So thank you very much for believing in us this long. We have a great fundamental business. The Overstock retail business is, I think, pretty unusual. It's growing high teens. It's been profitable 14 quarters, I don't know how many straight years at this point. I guess we should have tallied that up. And what we're holding ourselves to for now is GAAP net income profitability. I actually think of pre-tax net income. If I can keep that around 1-ish percent while we're doing these rather revolutionary things and growing nicely, I think that's a beautiful balance of our different mandates. So thank you very much. Bye-bye.

Operator

Ladies and gentlemen, this does conclude the conference. You may now disconnect.

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